Filed Pursuant to Rule 424(b)(2)
Registration No. 333-185462

Pricing Supplement To Prospectus dated December 20, 2012 and Prospectus Supplement dated December 20, 2012

United Mexican States

U.S. $110,000,000,000 Global Medium-Term Notes, Series A

U.S. $1,000,000,000 3.50% Global Notes due 2021

U.S. $3,000,000,000 5.55% Global Notes due 2045

The 3.50% Global Notes due 2021 (the “2021 notes”) will mature on January 21, 2021. The 5.55% Global Notes due 2045 (the “2045 notes”) will mature on January 21, 2045. We refer to the 2021 notes and the 2045 notes collectively as the notes. Mexico will pay interest on the notes on January 21 and July 21 of each year, commencing on July 21, 2014. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2021 notes and the offering of the 2045 notes, each pursuant to this pricing supplement, are not contingent upon one another.

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated December 20, 2012, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per 2021 note		99.343%		0.15%		99.193%
Total for 2021 notes	U.S. $	993,430,000	U.S. $	1,500,000	U.S. $	991,930,000
Per 2045 note		99.472%		0.20%		99.272%
Total for 2045 notes	U.S. $	2,984,160,000	U.S. $	6,000,000	U.S. $	2,978,160,000

(1)	Plus accrued interest, if any, from January 21, 2014.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about January 21, 2014.

Joint Lead Managers

Credit Suisse	HSBC

January 9, 2014

Pricing Supplement

About This Pricing Supplement	PS-3
Use of Proceeds	PS-4
Description of the Notes	PS-5
Supplemental Risk Factor Disclosure	PS-9
Recent Developments	PS-10
Plan of Distribution	PS-24

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-10
Taxation	S-22
Plan of Distribution	S-29
Glossary	S-33
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated December 20, 2012, relating to Mexico’s U.S. $110,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated December 20, 2012 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

IN CONNECTION WITH THIS OFFERING OF NOTES, HSBC SECURITIES (USA) INC. (THE “STABILIZING MANAGER”), OR ANY PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER, MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, WILL UNDERTAKE STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY THE RELEVANT STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES. THIS SUPPLEMENTS THE STABILIZATION PROVISION IN THE PROSPECTUS SUPPLEMENT DATED DECEMBER 20, 2012 ISSUED BY MEXICO.

This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or any of its contents.

This pricing supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this pricing supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the managers do not represent that this pricing supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the managers which would permit a public offering of the notes or distribution of this pricing supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this pricing supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the managers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this pricing supplement comes are required by Mexico and the managers to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this pricing supplement and the offer or sale of notes in Austria, Belgium, Chile, Colombia, Denmark, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Norway, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See the section entitled “Plan of Distribution.”

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $3,969,840,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $250,000. Mexico intends to use the net proceeds of the sale of the 2021 notes for the general purposes of the Government, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. Mexico intends to use the net proceeds of the sale of the 2045 notes, (i) in part, for liability management transactions, which may include payment of the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to its planned offer to purchase for cash (the “Tender Offer”), on the terms and subject to the conditions set forth in the offer to purchase, dated January 9, 2014, relating to the Tender Offer (the “Offer to Purchase”), in which the managers are acting as joint dealer managers and HSBC Securities (USA) Inc. is acting as billing and delivery bank (the “B&D Bank”), and (ii) in part, for the general purposes of the Government, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the 2021 notes or the 2045 notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1 dated as of November 28, 1995 and Amendment No. 2 dated as of March 3, 2003, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	For the 2021 notes: U.S. $1,000,000,000 For the 2045 notes: U.S. $3,000,000,000

Issue Price:	For the 2021 notes: 99.343%, plus accrued interest, if any, from January 21, 2014 For the 2045 notes: 99.472%, plus accrued interest, if any, from January 21, 2014

Issue Date:	January 21, 2014

Maturity Date:	For the 2021 notes: January 21, 2021 For the 2045 notes: January 21, 2045

Specified Currency:	U.S. dollars (U.S. $)

Authorized Denominations:	U.S. $2,000 and integral multiples of U.S. $1,000 in excess thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate:	For the 2021 notes: 3.50% per annum, accruing from January 21, 2014 For the 2045 notes: 5.55% per annum, accruing from January 21, 2014

Interest Payment Dates:	Semi-annually on January 21 and July 21 of each year, commencing on July 21, 2014

Regular Record Dates:	January 14 and July 14 of each year

Optional Redemption:

☒  Yes            ☐  No

With respect to each of the 2021 notes and the 2045 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus (a) in the case of the 2021 notes, 20 basis points or (b) in the case of the 2045 notes, 25 basis points over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. or their respective affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as below defined) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m., New York time on the third business day preceding such redemption date.

Optional Repayment:	☐ Yes ☒ No

Indexed Note:	☐ Yes ☒ No

Foreign Currency Note:	☐ Yes ☒ No

Managers:	Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc.

Purchase Price:	For the 2021 notes: 99.193%, plus accrued interest, if any, from January 21, 2014 For the 2045 notes: 99.272%, plus accrued interest, if any, from January 21, 2014

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	For the 2021 notes: 91086QBD9 For the 2045 notes: 91086QBE7

ISIN:	For the 2021 notes: US91086QBD97 For the 2045 notes: US91086QBE70

Common Code:	For the 2021 notes: 101617726 For the 2045 notes: 101619290

Fiscal Agent, Principal Paying Agent, Exchange Rate Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may, without the consent of the holders, issue additional 2021 notes or 2045 notes that may form a single series of notes with the outstanding 2021 notes or 2045 notes, as applicable, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the applicable notes have as of the date of the issue of such additional notes.

Payment of Principal and Interest:	Principal of and interest on the 2021 notes and the 2045 notes will be payable by Mexico to the Paying Agent in U.S. dollars.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated December 20, 2012.

Conflicts of Interest:	As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico. An affiliate of HSBC Securities (USA) Inc. may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

SUPPLEMENTAL RISK FACTOR DISCLOSURE

The following risk factor supplements the information contained under “Risk Factors,” in the accompanying prospectus supplement. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

Recent federal court decisions in New York create uncertainty regarding the meaning of ranking provisions and could potentially reduce or hinder the ability of sovereign issuers to restructure their debt.

In ongoing litigation in federal courts in New York captioned NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by Argentina prevents Argentina from making payments in respect of the bonds unless it makes pro rata payments on defaulted debt that ranks pari passu with the performing bonds. The court stayed the effect of such ruling until any ruling on the case by the United States Supreme Court.

Depending on the scope of the final decision, a final decision that requires ratable payments could potentially hinder or impede future sovereign debt restructurings and distressed debt management unless sovereign issuers obtain the requisite bondholder consents pursuant to a collective action clause, if applicable, in their debt, such as the collective action clause contained in the notes. See “Description of the Securities—Meetings, Amendments and Waivers” in the accompanying prospectus. Mexico cannot predict whether or in what manner the courts will resolve this dispute or how any such judgment will be applied or implemented.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2012 (the 2012 Form 18-K). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Legal and Political Reforms

A decree amending Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution) was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on December 20, 2013. These amendments are directed at both the hydrocarbons and the electric power sectors. In particular, pursuant to these amendments, both Petróleos Mexicanos (PEMEX) and the Comisión Federal de Electricidad (CFE) will be transformed from decentralized public entities into “productive state-owned companies,” and will be granted technical, managerial and budgetary autonomy, subject to certain controls. As productive state-owned companies, PEMEX and CFE will be expected to create economic value, utilizing both industry best practices and sound corporate governance. The Mexican government will retain full ownership of PEMEX and CFE.

With respect to the hydrocarbons sector, these amendments also include, among others, the following features:

•

Hydrocarbon reserves located in Mexico are to remain the property of the Mexican nation. The Government will be responsible for carrying out exploration and extraction activities through agreements with private sector companies. These agreements relating to oil and gas exploration and production will be regulated through a new contractual framework, including production-sharing contracts, profit-sharing contracts, service contracts and licenses. However, the Government will not be permitted to grant concessions to private sector companies with respect to exploration and extraction activities.

•

The Secretaría de Energía (Ministry of Energy) will now be responsible for: (1) administering Mexico’s energy policy; (2) awarding and adjudicating assignments to productive state-owned companies and selecting those areas that will be subject to exploration and extraction contracts with the technical assistance of the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission); (3) issuing permits for oil treatment and refinement, and for natural gas processing; and (4) establishing the guidelines for public bidding on contracts. The National Hydrocarbon Commission is now responsible for administering these public biddings and will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency.

•

Like the National Hydrocarbon Commission, the Comisión Reguladora de Energía (Energy Regulatory Commission) will also be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. The Energy Regulatory Commission will be responsible for, among other things, issuing permits for the storage, transportation and distribution by pipeline of petroleum products.

•

PEMEX will participate in a “round zero,” pursuant to which it will request that the Ministry of Energy assign it certain areas for exploration and production (which it may already have rights to) based on PEMEX’s operational capacity. Areas not requested by or assigned to PEMEX will be subject to a bidding process open to private persons and companies.

•

The creation of a new public trust, the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development), to be administered by Banco de México, which will be responsible for receiving, administering and distributing the income derived from exploration and production activities carried out under assignments granted, or contracts entered into, pursuant to these reforms, excluding any tax revenues generated as a result of such activities. A technical committee, composed of the Secretary of Energy, the Secretary of Finance and Public Credit, the Governor of Banco de México and four independent members, will oversee the allocation of the trust’s resources.

•

The Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector de Hidrocarburos (National Agency of Industrial Security and Environmental Protection of the Hydrocarbon Sector) is to be established as a Government agency with the principal objective of regulating and managing certain aspects of Mexican oil and gas operations, mainly with respect to safety and environmental protection.

With respect to the electric power sector, these amendments also include, among others, the following features:

•

The Government is to remain exclusively responsible for: (1) the planning and administration of the national power system; and (2) the public service of transmission and distribution of electric energy. No concessions may be granted with respect to these activities, but the Government is allowed to enter into contracts with private persons under certain legally prescribed terms. Electricity generation and transformation are currently open to private investment and operation.

•	The Energy Regulatory Commission will be entrusted with regulating and issuing power generation permits to private parties.

•

Two new decentralized government agencies are to be established. The first is the Centro Nacional de Control del Gas Natural (the National Center for the Control of Natural Gas), which will be tasked with owning and operating the national natural gas transportation and storage infrastructure, which is currently owned and operated by PEMEX. The second is the Centro Nacional de Control de Energía (National Center of Energy Control), which is tasked with operating the national electricity network and the administration of the wholesale electricity market.

Gross Domestic Product

The following table sets forth the composition of Mexico’s real gross domestic product (GDP) by economic sector in constant 2008 pesos for the periods indicated.

	Real GDP by Sector
	2008		2009		2010(1)		2011(1)		2012(1)		First nine months of 2013(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	393.0	Ps.	383.2	Ps.	386.1	Ps.	377.1	Ps.	404.4	Ps.	379.0
Secondary Activities:
Mining		1,054.7		1,012.1		1,021.0		1,017.1		1,025.5		1,002.8
Utilities		252.6		255.8		267.4		285.4		292.0		289.5
Construction		1,030.7		968.2		975.5		1,014.4		1,034.8		967.7
Manufacturing		2,027.3		1,857.9		2,016.7		2,109.7		2,188.9		2,218.0
Tertiary activities:
Wholesale and retail trade		1,785.9		1,563.5		1,749.0		1,913.7		1,998.1		2,027.6
Transportation and warehousing		700.6		650.0		700.1		728.1		759.9		766.1
Information		324.5		352.0		355.3		370.3		430.9		450.2
Finance and insurance		390.6		403.9		488.6		523.4		567.9		580.1
Real estate, rental and leasing		1,448.4		1,464.0		1,504.5		1,547.0		1,586.1		1,602.0
Professional, scientific and technical services		288.9		274.5		274.2		288.0		291.2		280.9
Management of companies and enterprises		74.4		68.2		71.8		74.3		79.3		75.2
Administrative and support and waste management and remediation services		398.8		370.8		373.4		395.4		412.7		420.8
Education services		472.2		473.0		473.9		481.2		491.9		490.1
Health care and social assistance		250.1		255.2		254.9		260.3		265.9		270.9
Arts, entertainment and recreation		57.4		55.0		57.3		56.9		58.5		56.6
Accommodation and food services		277.8		251.1		255.9		259.7		273.8		276.8
Other services (except public administration)		255.6		254.1		256.7		261.3		268.6		271.7
Public administration		458.1		467.4		478.8		472.1		490.0		486.2

Gross value added at basic values		11,941.2		11,379.9		11,961.2		12,435.3		12,920.3		12,912.4
Taxes on products, net of subsidies		315.7		300.8		316.5		329.1		343.3		343.1

GDP	Ps.	12,256.9	Ps.	11,680.7	Ps.	12,277.7	Ps.	12,764.4	Ps.	13,263.6	Ps.	13,255.5

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first nine months of 2013 have been annualized.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

The following table sets forth the percentage change in Mexico’s real GDP by economic sector in constant 2008 pesos for the periods indicated.

Real GDP Growth by Sector

(% change against prior years)(1)

	2008	2009	2010(2)	2011(2)	2012(2)	First nine months of 2013(2)(3)
GDP (constant 2008 prices)	1.4%	(4.7)%	5.1%	4.0%	3.9%	1.2%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	1.3	(2.5)	0.8	(2.3)	7.3	0.6
Secondary Activities:
Mining	(3.7)	(4.0)	0.9	(0.4)	0.8	(1.9)
Utilities	1.3	1.3	4.5	6.7	2.3	0.1
Construction	3.8	(6.1)	0.8	4.0	2.0	(4.5)
Manufacturing	(1.0)	(8.4)	8.5	4.6	3.8	1.2
Tertiary activities:
Wholesale and retail trade	0.2	(12.5)	11.9	9.4	4.4	2.9
Transportation and warehousing	(0.1)	(7.2)	7.7	4.0	4.4	1.5
Information	6.0	8.5	1.0	4.2	16.4	7.4
Finance and insurance	21.9	3.4	21.0	7.1	8.5	4.1
Real estate, rental and leasing	3.3	1.1	2.8	2.8	2.5	1.6
Professional, scientific and technical services	3.1	(5.0)	(0.1)	5.0	1.1	(0.9)
Management of companies and enterprises	7.5	(8.2)	5.3	3.4	6.7	(2.0)
Administrative support, waste management and remediation services	2.2	(7.0)	0.7	5.9	4.4	4.3
Education services	1.1	0.2	0.2	1.6	2.2	0.9
Health care and social assistance	1.3	2.0	(0.1)	2.1	2.1	2.3
Arts, entertainment and recreation	0.3	(4.1)	4.1	(0.8)	2.9	0.2
Accommodation and food services	0.1	(9.6)	1.9	1.5	5.4	2.1
Other services (except public administration)	1.3	(0.6)	1.0	1.8	2.8	2.1
Public administration	2.0	2.0	2.4	(1.4)	3.8	0.1

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. GDP figures for the first nine months of 2013 have been annualized.
(3)	First nine months of 2013 results as compared to the same period of 2012.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.2% in real terms during the first nine months of 2013, as compared to the same period of 2012. The relative decrease, as compared to prior periods, was due to a decrease in productive activity during the first half of 2013, which decreased at a higher rate than previously estimated.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the eleven months ended November 30, 2013 was 3.4%, 0.1 percentage points higher than during the same period of 2012. During the third quarter of 2013, inflation rates generally decrease in accordance with the downward trend observed from April through June 2013. Additionally, the inflation rate volatility experienced in March and April began to dissipate, which also supported a decline in the overall consumer inflation rate as the year progressed.

Interest Rates

During 2013, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.8%, as compared to 4.2% during 2012. Interest rates on 91-day Cetes averaged 3.8%, as compared to 4.4% during 2012.

On January 7, 2014, the 28-day Cetes rate was 3.1% and the 91-day Cetes rate was 3.4%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.5% during November 2013, a 0.6 percentage point decrease from the rate during the same period of 2012.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential

	2009	2010(1)	2011(1)	2012(1)	First ten months of 2013(1)(2)

Food	(0.3)%	1.7%	2.1%	1.6%	0.6%
Beverage and tobacco products	0.3	0.6	4.5	2.3	1.5
Textile mills	(7.4)	10.9	(4.5)	3.1	(2.8)
Textile product mills	(7.8)	2.5	(2.9)	(0.2)	4.9
Apparel	(7.6)	4.6	0.1	(0.7)	3.0
Leather and allied products	(4.8)	7.7	(0.7)	2.6	0.6
Wood products	(4.7)	5.5	5.0	14.2	(1.6)
Paper	(0.6)	3.7	(0.9)	4.6	2.4
Printing and related support activities	(6.5)	10.0	4.1	(4.0)	(8.6)
Petroleum and coal products	0.5	(7.2)	(3.7)	1.3	2.7
Chemicals	(3.1)	(0.4)	(0.2)	(1.1)	0.6
Plastics and rubber products	(9.6)	13.5	7.2	10.1	(0.8)
Nonmetallic mineral products	(9.4)	4.7	4.7	2.2	(2.6)
Primary metals	(16.4)	12.4	4.7	1.2	(0.6)
Fabricated metal products	(14.1)	8.8	6.9	5.8	0.4
Machinery	(19.9)	47.2	13.4	6.1	(1.7)
Computers and electronic products	(10.2)	3.7	6.5	2.2	15.1
Electrical equipment, appliances and components	(10.7)	10.1	2.0	1.7	(2.5)
Transportation equipment	(26.4)	42.2	16.4	13.2	5.4
Furniture and related products	(6.5)	7.1	1.1	3.3	(7.7)
Miscellaneous	(4.5)	1.9	0.8	2.6	(0.6)

Total expansion/contraction	(8.4)	8.5	4.6	3.8	1.5

(1)	Preliminary figures.
(2)	First ten months of 2013 results as compared to the same period of 2012.
(3)	Percent change reflects constant 2008 pesos.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 1.5% in real terms during the first ten months of 2013 as compared to the same period in 2012. In total, ten manufacturing sectors contracted during the first ten months of 2013, while eleven sectors grew in the first ten months of 2013, each as compared to the same period in 2012.

Petroleum and Petrochemicals

Based on its unaudited condensed consolidated interim financial statements for the first nine months of 2012 and 2013, PEMEX’s total sales decreased by 2.3%, from Ps. 1,226.3 billion in the first nine months of 2012 to Ps. 1,198.7 billion in the first nine months of 2013. This decrease in total sales resulted primarily from a 13.0% decrease in export sales due to lower crude oil prices and sales volume, which was partially offset by a 7.4% increase in domestic sales, as described below.

PEMEX’s domestic sales increased by 7.4% in the first nine months of 2013, from Ps. 631.6 billion in the first nine months of 2012 to Ps. 678.6 billion in the first nine months of 2013, primarily due to increases in the sales price of gasoline, natural gas and diesel and an increase in demand from the electricity generation sector. Domestic sales of petroleum products increased by 5.7% in the first nine months of 2013, from Ps. 567.6 billion in the first nine months of 2012 to Ps. 599.7 billion in the first nine months of 2013, primarily due to increases in the sales prices of gasoline and diesel. Domestic sales of dry natural gas increased by 45.5% in the first nine months of 2013, from Ps. 36.3 billion in the first nine months of 2012 to Ps. 52.8 billion in the first nine months of 2013, primarily due to higher sales prices and an increase in demand from the electricity generation sector. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 5.8%, from Ps. 27.7 billion in the first nine months of 2012 to Ps. 26.1 billion in the first nine months of 2013, primarily due to lower sales prices of petrochemical products such as sulfur, polyethylene and vinyl chloride. In particular, the reference price of polyethylene decreased due to lower domestic demand.

PEMEX’s total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 13.0%, from Ps. 589.4 billion in the first nine months of 2012 to Ps. 512.7 billion in the first nine months of 2013, primarily due to: (1) a 2.8% decrease in the weighted average prices of export crude oil; (2) a 5.3% decrease in export crude oil sales volume as a result of a decrease in the availability of crude oil for export due to higher domestic refining capacity resulting from a reconfiguration of the Minatitlán refinery, as well as a decrease in overall crude oil production; and (3) the effect of the appreciation of the peso against the U.S. dollar on the translation of PEMEX’s U.S. dollar-denominated revenues to pesos. The weighted average price of the Mexican crude oil basket exported by PEMEX decreased by 2.8%, from U.S. $103.68 per barrel in the first nine months of 2012 to U.S. $100.81 per barrel in the first nine months of 2013.

In the first nine months of 2013, PEMEX reported a net loss of Ps. 92.6 billion (U.S. $7.1 billion) on Ps. 1,198.7 billion in total sales, as compared to a net income of Ps. 31.4 billion (U.S. $2.4 billion) on Ps. 1,226.3 billion in total sales in the first nine months of 2012. This decrease in net income is primarily explained by: (1) a decrease in other revenues, net, due primarily to a lower Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or the IEPS) credit; (2) a decrease in PEMEX’s income associated with the foreign exchange gain as a result of the depreciation of the peso against the U.S. dollar during the first nine months of 2013 as compared to the appreciation of the peso against the U.S. dollar during the first nine months of 2012 ; (3) a decrease in total sales, which resulted from decreased export sales primarily due to lower crude oil prices and sales volume; and (4) an increase in general expenses, which was mainly due to increases in the net cost of employee benefits for the period.

Financial System

Central Bank and Monetary Policy

At October 31, 2013, Mexico’s M1 money supply was 4.4% greater in real terms than the level at October 31, 2012. The amount of bills and coins held by the public was 2.5% greater in real terms than at October 31, 2012. In addition, the aggregate amount of checking account deposits denominated in pesos was 5.7% greater in real terms than at the same date in 2012.

At October 31, 2013, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 7.1% greater in real terms than financial savings at October 31, 2012. Savings generated by Mexican residents increased by 5.6% and savings generated by non-residents increased by 13.7%, both in real terms, as compared to the same period of 2012.

At December 31, 2013, the monetary base totaled Ps. 917.9 billion, an 8.5% nominal increase from the level of Ps. 846.0 billion at December 31, 2012, due to a higher demand for bills and coins held by the public.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At January 7, 2014, the IPC stood at 41,778.60 points, representing a 2.2% decrease from the level at December 31, 2013.

Banking Supervision and Support

At September 30, 2013, the total loan portfolio of the banking system was 4.5% greater in real terms than the total loan portfolio at December 31, 2012.

According to preliminary figures, at September 30, 2013, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 100.2 billion, as compared to Ps. 70.0 billion at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.4%, as compared to a ratio of 2.5% at December 31, 2012. The amount of loan loss reserves held by commercial banks at September 30, 2013 totaled Ps. 152.5 billion, as compared to Ps. 129.0 billion at December 31, 2012. As a result, commercial banks had reserves covering 152.1% of their past-due loans, well exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eleven months of 2013, Mexico registered a trade deficit of U.S. $2.7 billion, as compared to a trade deficit of U.S. $1.0 billion for the same period of 2012. In particular, exports increased or decreased as follows, each as compared to the first eleven months of 2012:

•	petroleum exports decreased by 7.8%;

•	non-petroleum exports increased by 3.9%;

•	merchandise exports increased by 2.2%, to U.S. $348.1 billion, as compared to U.S. $340.5 billion during the first eleven months of 2012; and

•	exports of manufactured goods (which represented 82.9% of total merchandise exports) increased by 4.2%.

According to preliminary figures, during the first eleven months of 2013, total imports increased by 2.7%, to U.S. $350.8 billion, as compared to U.S. $341.5 billion for the same period of 2012. In particular, imports increased as follows, each as compared to the first eleven months of 2012:

•	imports of intermediate goods increased by 2.5%;

•	imports of capital goods increased by 0.7%; and

•	imports of consumer goods increased by 5.3%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2008	2009	2010	2011	2012	First eleven months of 2013(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$50,635	$30,831	$41,693	$56,385	$52,892	$45,194
Crude oil	43,342	25,614	35,919	49,322	46,788	39,082
Other	7,294	5,217	5,775	7,063	6,103	6,113
Non-oil products	240,707	198,872	256,780	292,990	317,814	302,908
Agricultural	7,895	7,726	8,610	10,309	10,914	10,179
Mining	1,931	1,448	2,424	4,063	4,906	4,205
Manufactured goods(2)	230,882	189,698	245,745	278,617	301,993	288,524

Total merchandise exports	291,343	229,704	298,473	349,375	370,706	348,102
Merchandise imports (f.o.b.)
Consumer goods	47,941	32,828	41,423	51,790	54,272	52,754
Intermediate goods(2)	221,565	170,912	229,812	264,020	277,911	262,593
Capital goods	39,097	30,645	30,247	35,032	38,568	35,422

Total merchandise imports	308,603	234,385	301,482	350,843	370,752	350,769

Trade balance	$(17,261)	$(4,681)	$(3,009)	$(1,468)	$(46)	$(2,667)

Average price of Mexican oil mix(3)	$84.38	$57.40	$72.46	$101.13	$101.81	$99.16

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during the first nine months of 2013, Mexico’s current account registered a deficit of 1.3% of GDP, or U.S. $15.6 billion, as compared to a deficit of U.S. $5.4 billion for the same period of 2012. The capital account registered a surplus of U.S. $38.3 billion during the first nine months of 2013, as compared to a surplus of U.S. $29.9 billion during the same period of 2012. Foreign investment in Mexico totaled U.S. $41.1 billion during the first nine months of 2013 and was composed of direct foreign investment inflows totaling U.S. $28.2 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $12.9 billion.

At January 3, 2014, Banco de México’s international reserves totaled U.S. $176.6 billion, an increase of U.S. $7.4 million as compared to international reserves at December 27, 2013. At January 3, 2014, Banco de México’s net international assets totaled U.S. $180.2 billion, an increase of U.S. $1.5 billion from the amount at December 27, 2013.

The following table sets forth Mexico’s balance of payments for the periods indicated:

		Balance of Payments
	2008	2009	2010	2011	2012	First nine months of 2012(1)	First nine months of 2013(1)
		(in millions of dollars)
I. Current account(2)	$(19,557)	$(7,724)	$(3,230)	$(11,836)	$(14,184)	$(5,375)	$(15,590)
Credits	343,686	273,250	346,529	399,248	421,496	314,574	321,823
Merchandise exports (f.o.b.)	291,343	229,704	298,473	349,375	370,706	275,153	281,311
Non-factor services	18,216	15,096	15,621	16,153	16,817	12,688	15,673
Tourism	13,370	11,513	11,992	11,869	12,739	9,393	10,156
Others	4,847	3,583	3,629	4,284	4,078	3,295	5,517
Factor Services	8,530	6,797	10,812	10,569	11,205	9,218	8,330
Interest	6,128	4,253	3,388	3,475	2,833	2,031	1,860
Others	2,402	2,544	7,424	7,094	8,372	7,188	6,469
Transfers	25,597	21,653	21,623	23,152	22,768	17,514	16,509
Debits	363,242	280,974	349,759	411,084	435,680	319,949	337,412
Merchandise imports (f.o.b.)	308,603	234,385	301,482	350,843	370,752	273,263	284,188
Non-factor services	26,431	25,139	25,565	30,289	30,835	22,648	23,921
Insurance and freight	10,000	7,510	8,723	10,225	9,726	7,202	7,299
Tourism	8,568	7,207	7,255	7,832	8,449	5,992	6,414
Others	7,863	10,422	9,587	12,232	12,661	9,454	10,207
Factor services	28,080	21,389	22,626	29,774	33,884	23,928	29,203
Interest	16,763	12,886	14,161	17,688	20,210	13,925	15,955
Others	11,316	8,503	8,465	12,086	13,674	10,003	13,248
Transfers	128	60	86	178	209	110	101
II. Capital account	32,204	16,181	45,598	50,985	51,614	29,875	38,320
Liabilities	40,046	34,272	91,492	61,714	86,586	59,211	66,354
Loans and deposits	9,887	10,033	45,428	13,075	14,455	8,045	25,246
Development banks	(496)	794	648	(283)	398	(680)	(279)
Commercial banks	234	(3,918)	29,323	(953)	(3,206)	(5,092)	10,673
U.S. Federal Reserve swap facility	—	7,229	(3,221)	—	—	—	—
Non-financial public sector	(3,432)	9,638	13,021	5,910	8,397	6,949	4,136
Non-financial private sector	728	(3,711)	5,657	8,401	8,867	6,869	10,717
PIDIREGAS(3)	12,853	—	—	—	—	—	—
Foreign investment	30,159	24,239	46,063	48,639	72,131	51,166	41,107
Direct	27,729	16,605	22,563	23,553	15,453	14,292	28,234
Portfolio	2,430	7,634	23,500	25,086	56,678	36,874	12,874
Equity securities	(3,503)	4,155	373	(6,566)	10,038	4,427	(1,243)
Debt securities	5,933	3,479	23,127	31,651	46,640	32,447	14,117
Assets	(7,842)	(18,091)	(45,893)	(10,728)	(34,973)	(29,337)	(28,033)
III. Errors and omissions	(5,209)	(3,123)	(19,689)	(10,712)	(16,707)	(6,855)	(10,277)
IV. Change in net international reserves(4)	7,450	5,397	22,759	28,879	21,040	19,406	8,578

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS), are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

During 2013, the average peso/dollar exchange rate was Ps. 12.7724 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on January 7, 2014 (which took effect on the second business day thereafter) was Ps. 13.0337 = U.S. $1.00.

Public Finance

Fiscal Policy

The Programa Nacional de Financiamiento del Desarrollo 2013-2018 (National Program to Finance Development 2013-2018, or PRONAFIDE), which was announced on December 16, 2013, establishes the Government’s fiscal policy goals. These goals include securing sufficient fiscal resources to strengthen social infrastructure and productivity. To this end, PRONAFIDE has outlined the following specific objectives:

1.	promote economic development and macroeconomic stability;

2.	improve the financial system to generate additional resources and to transform it into a simpler and more progressive system;

3.	increase spending efficiency to promote growth, development and productivity, while still maintaining accountability;

4.	encourage the notion of “fiscal federalism,” so that states and municipalities can also reach and maintain balanced public financing;

5.	foster inclusion, education, competition and transparency in the financial, insurance and pension systems, thereby increasing their access and coverage while retaining their effectiveness and reliability; and

6.	extend credit to development banks that facilitate access to financial services in strategic sectors of the economy and that place particular emphasis on the private sector.

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 188.4 billion (including physical investment expenditures by PEMEX) during the first nine months of 2013, or 1.2% of GDP. This deficit was Ps. 175.9 billion during the same period of 2012. The public sector balance registered a surplus of Ps. 26.5 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 17.7 billion surplus registered for the same period of 2012.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a surplus of Ps. 15.8 billion during the first nine months of 2013, 34.5% lower in nominal terms than for the first nine months of 2012.

According to preliminary figures, during the first eleven months of 2013, public sector budgetary revenues amounted to Ps. 3,290.9 billion in nominal pesos, 1.2% less in real terms as compared to the same period of 2012. During the first eleven months of 2013, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2012:

•	crude oil revenues decreased by 1.8%;

•	non-oil tax revenues increased by 3.9%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 1.1 percentage points, to 11.7%, as compared to approximately 12.8% in the same period of 2012.

According to preliminary figures, during the first eleven months of 2013, net public sector budgetary expenditures increased by 0.2% in real terms as compared to the first eleven months of 2012. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) decreased by 0.8% in real terms as compared to the first nine months of 2012. During the first eleven months of 2013, the financial cost of public sector debt decreased by 2.5% in real terms as compared to the same period of 2012.

As of September 30, 2013:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 28.4 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 13.8 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 37.0 million; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 15.2 billion.

On December 11, 2013, a fiscal reform decree amending and supplementing certain provisions of the Ley del Impuesto al Valor Agregado (Value Added Tax Law), the Ley del Impuesto Especial sobre Producción y Servicios (IEPS Law) and the Ley del Impuestos sobre la Renta (the Income Tax Law, or the ISR Law), and eliminating the Ley del Impuesto Empresarial a Tasa Única (the Corporate Tax Law, or the IETU Law) and the Ley del Impuesto a los Depósitos en Efectivo (Cash Deposit Tax Law, or the IDE Law), was published in the Official Gazette of the Federation. This decree, which became effective on January 1, 2014, includes, among others, the following features:

•	the prior 11% value added tax (VAT) rate that applied to transactions conducted along the border was raised to 16%, thereby matching the general VAT rate applicable throughout Mexico;

•	a green tax on the sale of fossil fuels was introduced, amounting to, in certain instances, Ps. 39.80 per ton of carbon-dioxide produced;

•	an excise tax of 8% now applies to items designated as “junk food,” as well as a fee of one peso per liter for the sale and import of sugary drinks; and

•

certain products and services that were previously VAT exempt, such as chewing gum, pets, pet food and certain public passenger transportation services, will now be subject to the VAT at the general rate of 16%.

In addition, as part of this fiscal reform, a new ISR Law was approved which includes, among others, the following features:

•	a 30% tax rate applies to individuals with annual incomes up to Ps. 750,000;

•	a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million;

•	a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million;

•	a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million;

•	the régimen de pequeños contribuyentes (small taxpayers regime) was eliminated and the régimen de consolidación fiscal (tax consolidation regime) is to be eliminated as well; and

•

a new incorporation regime for affiliated taxpayers was introduced, applicable only to those individuals who have engaged in business activities involving the sale of goods or the rendering of services that do not require a professional degree or whose annual income does not exceed Ps. 2.0 million.

2014 Budget

On September 8, 2013, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for 2014, or the 2014 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Expenditure Budget for 2014, or the 2014 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2014 Revenue Law and the 2014 Expenditure Budget were approved on October 31, 2013 and November 14, 2013, and were published in the Official Gazette of the Federation on November 20, 2013 and December 3, 2013, respectively. We refer to these two bills together as Mexico’s 2014 budget (the 2014 Budget).

The 2014 Budget allows ministries and budget-controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2014 Budget. In addition, the 2014 Budget provides that the executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures requested by certain ministries or budget-controlled agencies in the event that these entities realize revenues greater than those projected in the 2014 Budget.

The 2014 Budget, as adopted by Congress, provides for a public sector budget deficit excluding physical investments by PEMEX of 1.5% of GDP. Including PEMEX’s investment program, the 2014 Budget provides for a public sector budget deficit of 3.5% of GDP. The 2014 Budget contemplates public sector budgetary revenues totaling Ps. 3,816.7 billion, a 2.1% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2013 budget (the 2013 Budget). This is based on an assumed weighted average Mexican crude oil export price of U.S. $85.0 per barrel and an estimated volume of oil exports of 1,170 thousand barrels per day. Oil revenues are estimated at Ps. 1,256.7 billion in nominal pesos, a 1.9% decrease in real terms as compared to the estimated amount for the 2013 Budget. In addition, approved non-oil revenues are Ps. 2,551.0 billion, a 4.2% increase as compared to the estimated amount for the 2013 Budget. Finally, projected non-oil tax revenue also increased by 3.7% in real terms as compared to the amount approved for the 2013 Budget.

Mexico’s 2014 Budget provides for a total of Ps. 4,079.6 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 357.5 billion), a 9.2% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Expenditure Budget for 2013, or the 2013 Expenditure Budget).

The 2014 Budget also authorizes the Government to incur net domestic debt in the amount of Ps. 570 billion in nominal pesos, or 3.2% of GDP. The 2014 Budget also authorizes the Government to incur an additional U.S. $10 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2012, as well as the first nine months of 2013. It also sets forth the assumptions and targets underlying Mexico’s 2013 Budget and 2014 Budget.

2012 and First Nine Months of 2013 Results; 2013 Budget and 2014 Budget Assumptions and Targets

	2012 Results(1)	2013 Budget(2)	First nine months of 2013 Results(3)	2014 Budget(6)
Real GDP growth (%)	3.9%	3.5%	1.2%	3.9%
Increase in the national consumer price index (%)	3.6%	3.0%	1.9%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.81	$86.00 (4)	$100.69	$85.00
Current account deficit as % of GDP	(1.2)%	n.a.	(1.3)%	n.a.
Average exchange rate (Ps./$1.00)	13.2	12.9	12.7	12.9
Average rate on 28-day Cetes (%)	4.2%	4.6%	3.9%	4.0%
Public sector balance as % of GDP(5)	(2.6)%	(2.0)%	(1.2)%	(3.5)%
Primary balance as % of GDP(5)	(0.6)%	0.1%	0.1%	n.a.

n.a. = Not available.

(1)	Preliminary figures. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Programa Económico 2013 (Economic Program for 2013). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.
(3)	Preliminary figures.
(4)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2013 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(5)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2012 Form 18-K.
(6)	2014 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2014 (General Economic Policy Guidelines for 2014) and in the Programa Económico 2014 (Economic Program for 2014), as modified by the 2014 Budget adopted by the Mexican Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

According to preliminary figures, at September 30, 2013, the Government’s net internal debt totaled Ps. 3,682.6 billion, a 5.2% increase in nominal terms as compared to Ps. 3,501.1 billion outstanding at December 31, 2012. This debt figure includes the Ps. 163.0 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 3,931 billion according to preliminary figures, a 4.3% increase in nominal terms as compared to the Ps. 3,770.0 billion outstanding at December 31, 2012.

According to preliminary figures, at September 30, 2013, the Government’s gross internal debt totaled Ps. 3,991 billion, an 11.6 % increase in nominal terms as compared to Ps. 3,575.3 billion outstanding at December 31, 2012. Of the total gross internal debt at September 30, 2013, Ps. 431.1 billion represented short-term debt, as compared to Ps. 396.7 billion at the end of 2012, and Ps. 3,560.0 billion represented long-term debt, as compared to Ps. 3,178.6 billion at the end of 2012. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,301.3 billion at September 30, 2013 according to preliminary figures, a 11.4% increase in nominal terms as compared to Ps. 3,861.1 billion outstanding at December 31, 2012.

According to preliminary figures, at September 30, 2013, the Government’s financing costs on its internal debt totaled Ps. 119.2 billion, or 0.8% of GDP, representing an 8.6% nominal increase as compared to its financing costs of Ps. 109.8 billion, or 0.7% of GDP, during the same period of 2012.

As of September 30, 2013, the average maturity of the Government’s internal debt decreased to 7.8 years as compared to the average maturity at December 31, 2012.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	December 31,
	2008			2009			2010			2011			2012			At September 30, 2013(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,664.3	91.8%
Cetes		357.1	14.9		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		568.7	14.3
Floating Rate Bonds		243.6	10.1		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		208.1	5.2
Inflation-Linked Bonds		334.9	13.9		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		890.2	22.3
Fixed Rate Bonds		1,085.6	45.2		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1994.1	50.0
STRIPS of Udibonos		—	—		—	—		—	—		—	—		1.0	0.0		3.1	0.1
Other(3)		380.1	15.8		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		326.3	8.2

Total Gross Debt	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	3,990.6	100.0%

Net Debt
Financial Assets(4)		(68.6)			(231.4)			(79.4)			(85.6)			(74.2)			(307.9)

Total Net Debt	Ps.	2,332.7		Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,682.6

Gross Internal Debt/GDP			19.8%			21.4%			21.0%			20.7%			22.3%			25.0%
Net Internal Debt/GDP			19.1%			19.5%			20.4%			20.2%			21.8%			23.1%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012 and Ps. 163.0 billion at September 30, 2013 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at September 30, 2013, outstanding gross public sector external debt totaled U.S. $129.5 billion, an approximate U.S. $3.8 billion increase from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $126.4 billion represented long-term debt and U.S. $3.2 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 35.3 % of nominal GDP, an increase of 3.7 percentage points from the end of 2012.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2008	U.S.$	39,997	U.S.$	9,782	U.S.$	5,885	U.S.$	55,664	U.S.$	1,275	U.S.$	56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012(3)		66,912		50,063		5,626		122,601		3,125		125,726
September 30, 2013(3)		68,440		52,427		5,492		126,359		3,158		129,517

By Currency(4)

	At December 31,
	2008			2009			2010			2011			2012(3)			At September 30, 2013(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S. $	47,851	84.1%	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	106,855	82.5%
Japanese yen		1,095	1.9		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		6,753	5.2
Pounds sterling		687	1.2		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,986	1.5
Swiss francs		410	0.7		716	0.7		953	0.9		910	0.8		961	0.8		971	0.8
Others		6,896	12.1		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		12,952	10.0
Total	U.S. $	56,939	100.0%	U.S. $	96,354	100.0%	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	129,517	100.0%

Note: Numbers may not total due to rounding.

(1)	Any external debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at the prevailing exchange rates for each of the dates indicated. External public debt does not include: (a) any repurchase obligations of Banco de México with the IMF (however, none were outstanding as of September 30, 2013) or (b) loans made by the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes any external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt subtracted by certain financial assets held abroad. These financial assets include non-cancelled public sector external debt held by public sector entities.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of January 9, 2014, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of 2021 Notes		Principal Amount of 2045 Notes
Credit Suisse Securities (USA) LLC	U.S. $	500,000,000	U.S. $	1,500,000,000
HSBC Securities (USA) Inc.		500,000,000		1,500,000,000

Total	U.S. $	1,000,000,000	U.S. $	3,000,000,000

Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. are acting as joint lead managers in connection with the offering of the notes.

The managers plan to offer the notes at the respective prices set forth for the 2021 notes and the 2045 notes on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering prices and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The managers are acting as joint dealer managers and HSBC Securities (USA) Inc. is acting as the B&D Bank for Mexico’s Tender Offer, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014. Pursuant to the terms of the Offer to Purchase, purchasers of the 2045 notes offered hereby who tender outstanding notes in the Tender Offer may benefit from preferential acceptance of their tenders, subject to certain conditions.

It is anticipated that HSBC Securities (USA) Inc., as the B&D Bank for the Tender Offer, will purchase the tendered notes pursuant to the Offer to Purchase on January 15, 2014, three business days prior to settlement of the notes. On the settlement date of the notes, the B&D Bank will be entitled to offset a portion of the net proceeds of this offering against the full amount due to the B&D Bank by Mexico for the tendered notes purchased by the B&D Bank for delivery to Mexico, and the B&D Bank will pay the balance of the net proceeds of the 2045 notes to Mexico. See “Use of Proceeds.”

Some of the managers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the managers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. Certain of the managers or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such managers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The managers and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the managers may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager, or any person acting on behalf of the Stabilizing Manager, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus supplement dated December 20, 2012 issued by Mexico.

Certain of the managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico. An affiliate of HSBC Securities (USA) Inc. may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the seventh day following the date hereof (such settlement cycle being referred to herein as “T+7”). January 20, 2014 (Martin Luther King, Jr. Day) will not be considered a business day for the purpose of this calculation. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $3,969,840,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $250,000.

The managers have agreed to pay for certain expenses in connection with the offering of the notes.

Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions in North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

Austria

The information in this pricing supplement does not constitute a public offering (öffentliches Angebot) to investors in Austria and must not be used in conjunction with a public offering pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) in Austria. No prospectus pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) has been or will be approved (gebilligt) by or notified (notifiziert) to the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde) and no such prospectus has been or will be published in Austria in any way which would constitute a public offering under Austrian law (whether presently or in the future), nor has or will such prospectus be deposited with the filing office (Meldestelle) of Oesterreichische Kontrollbank AG. As no public offering will be made in Austria, no prospectus is required in accordance with Directive 2003/71/EC.

The information in the offer materials (e.g., pricing supplement, prospectus supplement and prospectus) is being made available in Austria for the sole purpose of providing information about the securities described herein solely to qualified investors or investors recognized as eligible counterparties (who have not requested to be treated as non-professional client) as defined in §1/1/5a of the Austrian Capital Market Act (Kapitalmarktgesetz) (“Qualified Investors”). The information contained in the offer materials is being made available on the condition that it is solely for the use of the recipient as a Qualified Investor in Austria and may not be passed on to any other person or reproduced in whole or in part.

Consequently, the notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the notes. A public offering of the notes in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

Belgium

The offer and sale of the notes do not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The offer and sale of the notes is being exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the offer and sale of the notes has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

Accordingly, the offer and sale of the notes as well as any materials relating to the offer and sale of the notes may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium if the nominal value of each note is at least €100,000 in accordance with Article 3, §2, d) of the Prospectus Law, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia De Valores y Seguros or “SVS”) (“Rule 336”), the notes may be privately offered to certain Qualified Investors identified as such by Rule 336 (which in turn are further described in rule no. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: January 9, 2014. The offer of the notes is subject to Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia De Valores y Seguros or “SVS”).

2.	The subject matter of this offer are securities not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the Foreign Securities Registry (Registro de Valores Extranjeros) of the SVS, due to the notes not being subject to the oversight of the SVS;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered with the relevant securities registry of the SVS.

This information has been translated into Spanish below.

Información a los Inversionistas Chilenos

De conformidad con la Ley n° 18.045, de Mercado de Valores y la Norma de Carácter General n° 336 (la “NCG 336”), de 27 de junio de 2012, de la Superintendencia

De Valores y Seguros de Chile (la “SVS”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la norma de carácter general n° 216, de 12 de junio de 2008, de la SVS.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el 9 de enero de 2014, y se encuentra acogida a la Norma de Carácter General N° 336, de fecha 27 de junio de 2012, de la SVS;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores extranjeros que lleva la SVS, por lo que tales valores no están sujetos a la fiscalización de esa superintendencia;

3.	Por tratarse de valores no inscritos en chile no existe la obligación por parte del emisor de entregar en chile información pública sobre estos valores; y

4.	Estos valores no podrán ser objeto de oferta pública en chile mientras no sean inscritos en el registro de valores correspondiente.

Colombia

The pricing supplement does not constitute and may not be used for, or in connection with, a public offering as defined in the laws of the Republic of Colombia and shall be valid in Colombia only to the extent permitted by Colombian law. The notes have not been registered in the Republic of Colombia and may only be exchanged in the territory of the Republic of Colombia to the extent permitted by applicable law. The information contained in this pricing supplement is provided for assistance purposes only and no representation or warranty is made as to the accuracy or completeness of the information contained herein. The offer and sale of the notes occurs outside Colombia and therefore is exclusively governed by foreign applicable law, and the notes are not negotiable in Colombia.

Denmark

This pricing supplement does not constitute a prospectus under Danish law and has not been filed with or approved by the Danish Financial Supervisory Authority as this pricing supplement has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto. Accordingly, this pricing supplement may not be made available to any other person in Denmark nor may the notes otherwise be marketed and offered for sale in Denmark other than in circumstances which are exempt from the requirement to publish a prospectus in Denmark.

European Economic Area

This pricing supplement has been prepared on the basis that the offer and sale of the notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the notes, may only do so in circumstances in which no obligation arises for Mexico or any of the managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Mexico nor the managers have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Mexico or any of the managers to publish a prospectus for such offer.

In relation to each Relevant Member State with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer to the public of the notes has been or will be made in that Relevant Member State other than:

(a)    to any legal entity which is a qualified investor as defined in the Prospectus Directive (“Qualified Investors”);

(b)    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive subject to obtaining the prior consent of the representatives of Mexico for any such offer; or

(c)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer shall require Mexico or any managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the notes so as to enable an investor to decide to purchase the notes, as the same may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 Amending Directive” means Directive 2010/73/EU.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Mexico; no notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Germany

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the notes, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

Each of the managers represents, agrees and undertakes that: (i) it has not offered, sold or delivered and will not offer, sell or deliver any notes in the Federal Republic of Germany otherwise than in accordance with provisions of the German Securities Prospectus Act; and (ii) that it will not distribute in the Federal Republic of Germany any offer material relating to the notes to the public and only under circumstances that will result in compliance with the applicable rules and regulations of the Federal Republic of Germany.

Hong Kong

With respect to persons in Hong Kong, the offer and sale of the notes is only being made to, and is only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder (“professional investors”). No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong) other than with respect to notes which are or are intended to be tendered only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under the SFO.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the notes and such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation. Accordingly, the notes may not and will not be offered, sold or delivered, nor may nor will copies of this pricing supplement, the accompanying prospectus, prospectus supplement or any other documents relating to the notes (the “Offer Materials”) be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Consolidated Financial Act”) unless an exception applies. Therefore, the notes may only be offered, transferred or delivered, and copies of Offer Materials may only be distributed, within the territory of Italy: (a) to qualified investors (investitori qualificati), as defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (the “Intermediaries Regulation”), pursuant to Article 100, paragraph 1, letter a) of the Consolidated Financial Act and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation.

Any offer, sale or delivery of the notes or distribution of copies of Offer Materials in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Consolidated Financial Act, the Issuers Regulation, the Intermediaries Regulation and Italian Legislative Decree No. 385 of September 1, 1993 (the “Consolidated Banking Act”), all as amended; (ii) in compliance with Article 129 of the Consolidated Banking Act and the implementing guidelines of the Bank of Italy, as amended, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the notes in an offering is solely responsible for ensuring that any offer or resale of the notes it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

The Offer Materials and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each manager has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Luxembourg

This pricing supplement has been prepared on the basis that the offer and sale of the notes will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement or in the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Netherlands

In the Netherlands, the notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Norway

The offer of the notes and the related materials do not constitute a prospectus under Norwegian law and have not been filed with or approved by the Norwegian Financial Supervisory Authority, the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises, as the offer of the notes and the related materials have not been prepared in the context of a public offering of securities in Norway within the meaning of the Norwegian Securities Trading Act or any Regulations issued pursuant thereto. The offer of the notes will only be directed to qualified investors as defined in the Norwegian Securities Regulation section 7-1 or in accordance with other relevant exceptions from the prospectus requirements. Accordingly, the offer of the notes and the related materials may not be made available to the public in Norway nor may the offer of the notes otherwise be marketed and offered to the public in Norway.

Peru

This communication/OFFER is not intended for any person who is not qualified as an accredited investor, in accordance with provisions set forth in CONASEV Resolution No. 079-2008-EF/94.01.1, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

Singapore

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor. Securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Spain

Neither the offer of the notes nor this pricing supplement have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the notes may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), and such a non-public offer being made in accordance with said provision, as amended and restated, and supplemental rules enacted, or otherwise in reliance of an exemption from registration available thereunder.

Switzerland

The offer and sale of the notes is made in Switzerland on the basis of a private placement, not as a public offering. This pricing supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the offer of the notes or the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this pricing supplement nor any other offering or marketing material relating to the offer of the notes or the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Neither the communication of this pricing supplement nor any other offer material relating to the offer of the notes has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this pricing supplement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or any of its contents.

Uruguay

The sale of the notes qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.

Global Agency & Trust Services

480 Washington Boulevard

30th Floor

Jersey City, New Jersey 07310

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A., London 5 Carmelite Street Canary Wharf London EC4Y 0PA, England	KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.